WESTERMAN BALL EDERER MILLER & SHARFSTEIN, LLP
1201 RXR Plaza
Uniondale,  New York 11556
(516) 622-9200 (phone)
(516) 977-3056 (fax)

                   March 18, 2011

VIA EDGAR ELECTRONIC TRANSMISSION:

Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:          Roomlinx, Inc.
Registration Statement on Form S-1 (the “Original Filing”)
Filed January 20, 2011
File No. 333-171776

Dear Mr. Spirgel:

On behalf of Roomlinx, Inc. ("Roomlinx), and in response to the staff’s Comment Letter dated February 16, 2011 in connection with the above referenced filing, we hereby submit the response below.  Subject to you advising us that our response below is sufficient to resolve the comment in your February 16, 2011 letter, we will, after filing of our Annual Report on Form 10-K, file Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment”), reflecting our response below and including annual financial statements for the year ended December 31, 2010.

We believe that the offering that is the subject of the Original Filing, as we propose to modify it in the Amendment (the “Offering”), is a secondary offering.  We propose to remove certain shares and selling stockholders that were included in the Original Filing from the Offering in the Amendment.  Specifically, the shares included in the Original Filing that were being offered by Matthew Hulsizer, Jennifer Just and/or Cenfin, LLC will not be included in the Amendment.  As a result of these modifications, in the Amendment, as we propose to file it, (i) the number of shares being registered will be reduced by 49% from that in the Original Filing, (ii) no selling stockholder will be an affiliate of a broker-dealer and (iii) except for Michael S. Wasik and Garneau Alliance, LLC, no selling stockholder will be an affiliate of Roomlinx.

With regard to certain Roomlinx stockholders, please note the following:

(i)
Michael S. Wasik, the CEO of Roomlinx, beneficially owns 412,336 shares, of which 252,336 shares are outstanding and are being registered in the Offering.  The remainder of Mr. Wasik’s shares are subject to issuance upon exercise of outstanding options and are not being registered in the Offering.

(ii)
Garneau Alliance, LLC owns 42,000 shares, all of which are being registered in the Offering.  Ed Garneau, the CFO of Roomlinx, is the manager of Garneau Alliance, LLC.  Mr. Garneau also owns options exercisable for 40,000 shares at $4.50 per share that have not yet vested and which shares are not being registered in the Offering.

(iii)
Lewis Opportunity Fund, L.P. owns 648,107 shares, all of which are outstanding and are being registered in the Offering.  Roomlinx understands that Lewis Opportunity Fund, L.P. is not an affiliate of Roomlinx.

Additionally, the vast majority of shares to be registered pursuant to the Amendment (or in the case of shares underlying warrants, the warrants) will have been held by the selling stockholders for a significant period of time, with the majority being held for well over one year and the vast majority being held for over six months..

In total, the proposed Amendment will register 1,821,575 shares (of which (i) 1,800,575 are currently issued and outstanding and (ii) 21,000 are issuable upon exercise of outstanding warrants).  Following the Offering (assuming the issuance of the 21,000 shares being registered pursuant to exercise of warrants), there will be approximately 4,979,915 shares issued and outstanding.

The following lists the name of each selling stockholder as it will appear in the proposed Amendment, the number of shares (including those underlying warrants) being registered on each of their behalves, and the dates of acquisition of those shares (or warrants, if applicable).

Selling Stockholder	Total Shares Registered	Outstanding Shares	Shares Underlying Warrants	Share Acquisition Price (or Warrant Exercise Price, if applicable)	Approximate Dates Shares (or Warrants) Acquired
Verition Multi-Strategy Master Fund Ltd.	312,500	312,500	0	$4.00	April through August 2010
Wilmot Advisors LLC	92,500	92,500	0	$4.00	April through August 2010
Arceus Partnership	27,500	27,500	0	$4.00	April through August 2010
Theodore Hagan	2,500	2,500	0	$4.00	April through August 2010
Josh Goldstein	2,500	2,500	0	$4.00	April through August 2010
Peyton Communications, LLC	48,000	48,000	0	As partial consideration for sale of Canadian Communications, LLC	October 1, 2010

Thunderbird Management Limited Partnership	162,000	162,000	0	As partial consideration for sale of Canadian Communications, LLC	October 1, 2010

AEJM Limited Partnership	18,000	18,000	0	As partial consideration for sale of Canadian Communications, LLC	October 1, 2010

Garneau Alliance, LLC	42,000	42,000	0	As partial consideration for sale of Canadian Communications, LLC	October 1, 2010

Lewis Opportunity Fund, L.P.	648,107	648,107	0	$2.00	September 9, 2009 upon conversion of debt purchased June 2007
LAM Opportunity Fund Ltd.	155,090	155,090	0	$2.00	September 9, 2009 upon conversion of debt purchased June 2007
Heller Capital Investments LLC	1,398	1,398	0	$2.00	September 9, 2009 upon conversion of debt purchased June 2007
Jill Solomon	23,675	2,675	21,000	Outstanding shares: $2.00; Warrant: $4.50	Outstanding Shares: September 9, 2009 upon conversion of debt purchased June 2007; Warrant: November 18, 2010
Carmine and Barbara Santandrea, jointly	4,013	4,013	0	$2.00	September 9, 2009 upon conversion of debt purchased June 2007
MIN Capital Retirement Trust	2,767	2,767	0	$2.00	September 9, 2009 upon conversion of debt purchased June 2007
Warren Duffy	4,013	4,013	0	$2.00	September 9, 2009 upon conversion of debt purchased June 2007
Martin Leibowitz Trust	2,676	2,676	0	$2.00	September 9, 2009 upon conversion of debt purchased June 2007
Michael S. Wasik	252,336	252,336	0	Issued in connection with the merger of SuiteSpeed, Inc. (founded by Mr. Wasik) into Roomlinx	August 10, 2005
Westerman Ball Ederer Miller & Sharfstein, LLP	20,000	20,000	0	As payment for legal services rendered	2006
TOTAL	1,821,575	1,800,575	21,000

*     *     *

On behalf of Roomlinx, we acknowledge that:

1)         Should the Commission or the staff, acting pursuant to delegated authority, declare Roomlinx’s filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2)         The action of the Commission or the staff, acting pursuant to delegated authority, in declaring Roomlinx’s filing effective, does not relieve Roomlinx from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

3)         Roomlinx may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Alan C. Ederer

Alan C. Ederer, Esq.

cc:  Michael S. Wasik

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